02035870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



**Form 6-K**

**For the month of March 2002**

**BOOKHAM TECHNOLOGY PLC**
(Exact name of Registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On March 19, 2002, Bookham Technology plc (the "Company") issued a press release announcing that the Company had developed a new DS-DBR (Digital Supermode Distributed Bragg Reflector) laser. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 19, 2002, the Company issued a press release announcing that the Company had demonstrated the hybridization of a linear optical amplifier chip on its ASOC platform. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On March 19, 2002, the Company issued a press release announcing an eight-channel optical link product. A copy of this press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

<u>Exhibits</u>

99.1 Press Release issued on March 19, 2002.

99.2 Press Release issued on March 19, 2002.

99.3 Press Release issued on March 19, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

By: ______________________
Name: Giorgio Anania
Title: Chief Executive Office and President

## BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

BOOKHAM technology

PRESS RELEASE

**Bookham Technology announces its radical new wide-band tunable laser**

## The Power of Integration

FOR RELEASE: March 19, 2002

**OFC 2002, Anaheim, California:** Bookham Technology plc (LSE: BHM; NASDAQ: BKHM) announces the development of a new DS-DBR (Digital Supermode Distributed Bragg Reflector) laser as part of its ongoing strategy to provide world-leading optical components.

The DS-DBR laser, demonstrated at the Optical Fibre Conference 2002 on stand #3441, uses a novel tuning approach to maximise output power while dramatically simplifying tuning characteristics and ultimately the cost of manufacture.

The product, when combined with Bookham's GaAs (Gallium Arsenide) based integrated modulator platform, becomes the powerhouse for 10Gb/s and 40Gb/s transmitter solutions providing levels of price, performance and manufacture that will significantly challenge conventional discrete implementations.

Key benefits:

- Excellent power uniformity with tuning
- Simplified set up, calibration and control
- Scalability in manufacture through use of monolithic, planar device structures

This widely tunable laser is ideal for dynamic wavelength routing and active system reconfiguration in addition to sparing and inventory management solutions.

The DS-DBR laser also offers excellent power uniformity across the tuning range and much simpler calibration and control procedures along with improved side mode suppression ratio.

PRESS RELEASE

Andy Carter, Bookham Technology's VP for Active Component R&D said "This device is a breakthrough as it combines all of the key features required by systems manufacturers today. It has high output power, which is very uniform with tuning together with excellent side mode suppression ratio (SMSR). The device is monolithic, providing scalability in manufacture using industry standard technologies, and is simple to set up and control. We will also be supplying these devices in our integrated transmitter platform with support electronics, giving customers all the advantages of tunability with none of the problems of fibre splicing and management or laser control when designing cards or transponders. This really has the potential to blow a major hole in the fixed wavelength laser market."

-ends-

Bookham Technology (LSE: BHM; Nasdaq: BKHM) designs, manufactures and markets integrated multi-functional active and passive optical components using high volume production methods. Using patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide technologies, the company provides end-to-end networking solutions that offer higher performance and greater systems capability to communications network system providers.

The company, whose securities are traded on Nasdaq and the London Stock Exchange, is headquartered in the UK, with offices and manufacturing facilities in the US and UK, and has additional offices in France, Italy, Japan and China. The company employs approximately 850 people world-wide.

More information on Bookham Technology is available at www.bookham.com


**Contact:**
Sharon Ostaszewska
Bookham Technology
Tel: +44 (0)1235 837612
sharon.ostaszewska@bookham.com

Helen Fry/ Niall O'Malley
EML
Tel: +44 (0)20 8408 8000
helenf@eml.com

Exhibit 99.2

BOOKHAM technology

PRESS RELEASE

**Bookham Technology announces the demonstration of Linear Optical Amplification on its ASOC platform**

**The Power of Integration**

FOR RELEASE: March 19, 2002

**OFC 2002, Anaheim, California:** Bookham Technology plc (LSE: BHM; NASDAQ: BKHM) has demonstrated the hybridization of a linear optical amplifier chip on its ASOC platform. This break-through brings together two powerful technologies: the world's most advanced platform for multiple active/passive optical integration and the first semiconductor WDM "amplifier on a chip". Applications for the technology include loss-less components, metro amplification and advanced optical switching and signal processing.

The demonstration was performed with a Linear Optical Amplifier (LOA) supplied by Genoa Corporation. Genoa's LOA is the first single-chip amplifier which can handle multiple wavelengths and data rates with low crosstalk, a critical requirement for WDM applications.

At its booth at OFC 2002, Bookham is demonstrating a typical metro configuration of power grooming, multiplexing and amplification – a combination which previously required multiple discrete devices but now promises to be achievable by low cost, small footprint integration.

Robert Green, VP of Business Development at Bookham Technology commented: "ASOC has demonstrated integration leadership through products such as single chip Mux-VOA and multiple active transceivers. The amplification function adds an extra dimension to the technology and opens new opportunities to develop low cost integrated sub-systems with our customers.

PRESS RELEASE

"Bookham's real world experience of active/passive hybridization and multi-function chips make them an interesting company for us to work with", says Genoa's Chief Executive, Rick Gold. He added "this demonstration points the way to increasing applications of LOA's in highly integrated module solutions."

-ends-

**Bookham Technology** (LSE: BHM; Nasdaq: BKHM) designs, manufactures and markets integrated multi-functional active and passive optical components using high volume production methods. Using patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide technologies, the company provides complete end-to-end networking solutions that offer higher performance and greater systems capability to communications network providers.

The company's product portfolio incorporates active and passive components and includes tunable lasers, 10Gb/s and 40Gb/s transmitters and receivers, EDFAs (erbium doped fiber amplifiers), electronic variable optical attenuators (EVOAs), multiplexers and demultiplexers, optical channel monitors and Mux-VOAs (multiplexer and variable optical attenuator on a single silicon chip).

The company, whose securities are traded on Nasdaq and the London Stock Exchange, is headquartered in the UK, with offices and manufacturing facilities in the US and UK, and has additional offices in France, Italy, Japan and China. The company employs approximately 850 people world-wide.

More information on Bookham Technology is available at www.bookham.com



**Contact:**
Sharon Ostaszewska
Bookham Technology
Tel: +44 (0)1235 837612
sharon.ostaszewska@bookham.com

Helen Fry/ Niall O'Malley
EML
Tel: +44 (0)20 8408 8000
helenf@eml.com

Exhibit 99.3

BOOKHAM technology

PRESS RELEASE

**Bookham Technology demonstrates four-fold increase in port density for active multi-channel link on ASOC platform**

## The Power of Integration

FOR RELEASE: March 19, 2002

**OFC 2002, Anaheim, California:** Bookham Technology plc (LSE: BHM; NASDAQ: BKHM) has unveiled an eight-channel optical link product which dramatically reduces the physical size of current solutions (by a factor of four). It is targetted at applications where both space and cost reduction are essential.

The Multi-Channel Link (MCL), demonstrated at the Optical Fibre Conference 2002 on stand #3441, consists of a separate eight-channel transmitter and an eight-channel receiver, designed to be a complementary pair compatible with SONET, SDH and Ethernet standard. In the transmitter, eight lasers and eight monitor photodiodes are hybridised onto a single silicon chip, with laser drivers and other circuitry included within the small form factor 20x55x5 mm package. In the receiver, eight receivers are hybridised onto the silicon chip, with TIAs (transimpendance amplifiers) included within the package. The eight-channel transmitters and receivers can also be used as part of a link or independently.

The MCL offers a four-fold increase in density, coupled with low power consumption. Size reduction in particular is a critical factor, at a time when systems are overcrowded and there is an increasing demand for higher channel counts.

Bookham Technology product line manager Chris White said: "SONET and SDH equipment manufacturers are constantly looking for higher levels of integration, in smaller and smaller devices and Bookham's MCL meets that need. It also eradicates the need for complex "optical wire" looms, and the integration of primary electronics and optics will reduce size further. Later products will focus on dramatic size and cost reduction for the metro market, with the introduction of a 2.5Gb/s version later in 2002."

Key benefits of the MCL also include the ability to offer multiple data-rates enabling the same module to be operated at 155Mb/s or 622Mb/s. Additional flexibility is provided since adjacent channels can operate at different speeds. Second generation MCL devices will introduce wavelength selected devices and include optical multiplexers and demultiplexers.

PRESS RELEASE

-ends-

Bookham Technology (LSE: BHM; Nasdaq: BKHM) designs, manufactures and markets integrated multi-functional active and passive optical components using high volume production methods. Using patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide technologies, the company supplies complete end-to-end networking solutions that offer higher performance and greater systems capability to communications network system providers.

The company, whose securities are traded on Nasdaq and the London Stock Exchange, is headquartered in the UK, with offices and manufacturing facilities in the US and UK, and has additional offices in France, Italy, Japan and China. The company employs approximately 850 people world-wide.

More information on Bookham Technology is available at www.bookham.com


**Contact:**
Sharon Ostaszewska
Bookham Technology
Tel: +44 (0)1235 837612
sharon.ostaszewska@bookham.com

Helen Fry/ Niall O'Malley
EML
Tel: +44 (0)20 8408 8000
helenf@eml.com